Exhibit 99.1

Carl Mellander new member of SEK's Board of Directors

The Ministry of Finance has nominated Carl Mellander as a new member of the Swedish Export Credit Corporation's Board. Decisions on election to the Board will be taken at SEK's annual general meeting on March 26, 2024.

The Swedish Export Credit Corporation (SEK) is a state-owned company tasked with financing Swedish export companies, their subcontractors, and foreign buyers. The nomination process for the election of Board members follows the Swedish state's ownership policy where the Government Office nominates members. The Ministry of Finance, which is part of the Government Office, has decided to propose Carl Mellander as a member of SEK's Board.

Carl Mellander has a BA degree from Stockholm University. With extensive experience from several leading positions in the business world, of which the last seven years as CFO and part of the Group management at Ericsson, Carl Mellander has become an accomplished leader in change management and governance.

Formal resolution on the election of new Board members will be taken at SEK's annual general meeting on March 26, 2024.

Election of the Board

For the period until the next annual general meeting (2025), the following members are proposed to be elected to the Board:

Lennart Jacobsen, re-election
Hakan Berg, re-election

Paula da Silva, re-election
Reinhold Geijer, re-election
Hanna Lagercrantz, re-election
Katarina Ljungqvist, re-election
Eva Nilsagard, re-election
Carl Mellander, newly elected

More information

Information about SEK's Board can be found at Board of Directors I Svensk Exportkredit (sek.se).

Contact Katarina Daniels, Head of Communications katarina.daniels@sek.se Mobile: +46 72 080 68 85	AB Svensk Exportkredit Visiting address: Fleminggatan 20 Box 194, 101 23 Stockholm, Sweden